                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   __________

                                   FORM 11-K
                                   __________

           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     For the fiscal year ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _____ to _____
     Commission file number 001-07160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            COACHMEN INDUSTRIES, INC.
                            RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Coachmen Industries, Inc.
                                2831 Dexter Drive
                             Elkhart, Indiana 46514

                              REQUIRED INFORMATION

        A.  FINANCIAL STATEMENTS AND SCHEDULE:                          PAGE

            Report of Independent Auditors                                3

            Financial Statements:
                 Statements of Net Assets Available for
                   Benefits as of December 31, 2001 and 2000              4
                 Statements of Changes in Net Assets Available
                   for Benefits for year ended December 31, 2001          5

            Notes to Financial Statements                               6-11

            Supplemental Schedule:
                 Schedule H, Line 4i - Schedule of Assets                 12
                 (Held at End of Year)

        B.  EXHIBITS

            23   Consent of Independent Auditors (filed herewith)         13

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Elkhart, Indiana


We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the "Plan") at December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at December 31, 2001) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.



                                       Crowe, Chizek and Company LLP

Elkhart, Indiana
June 28, 2002

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                2001              2000

   ASSETS
    Investments                             $  14,315,108     $   8,437,546
    Employee contributions receivable              31,411           159,520
    Employer contributions receivable              10,115            43,158
    Interest receivable                             4,621             3,650
    Cash                                            1,499                 -
                                            _____________     _____________
                                            $  14,362,754         8,643,874

   LIABILITIES
    Other liabilities, net                          4,967             4,525
                                            _____________     _____________
      Net assets available for benefits     $  14,357,787     $   8,639,349








--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

            COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           Year ended December 31, 2001
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
        Contributions
           Employee                                             $  4,194,699
           Employer                                                1,325,613
        Investment income                                            386,775
                                                                ____________
           Total additions                                      $  5,907,087
                                                                ____________

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
        Benefit payments                                           2,313,847
        Net depreciation in fair value of investments              1,614,162
                                                                ____________
           Total deductions                                        3,928,009
                                                                ____________

          Net increase prior to merger with other plans            1,979,078

Transfer of assets from merged plans (Note 1)                      3,739,360
                                                                ____________

           Net increase                                            5,718,438

        Net assets available for benefits at beginning of year     8,639,349
                                                                ____________
        Net assets available for benefits at end of year        $ 14,357,787




--------------------------------------------------------------------------------
                See accompanying notes to financial statements.

              COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2001
--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is a defined contribution plan covering all full-time employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the "Company" or "Employer") who have one year of service and are 21 years of age, except those employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2001, Coachmen Industries, Inc. common stock was added as an investment option for Plan participants.

Effective January 1, 2001 and April 1, 2001, the assets of two (2) plans sponsored by two of the Company's wholly-owned subsidiaries, which were acquired during 2000, were merged with and into the Plan. On the effective dates of the plan mergers, the participants of the two merged plans became 100% vested in their participant account balances. The Plan does not allow for participant loans, however, participant loans of the merged plans, outstanding as of the effective dates of the mergers, were allowed as investments of the Plan until paid in full. Participants pay interest on these loans at a fixed rate based on the prime rate at the time of loan origination, which is credited to the participant's account. The loans are collateralized by the participant's vested account balance.

CONTRIBUTIONS:  The Company can make matching and  discretionary  profit sharing
contributions   to  the  Plan  as  determined  by  management  of  the  Company.
Participants may contribute up to 20 percent of their annual compensation. Participant contributions and any matching contribution by the Employer are invested in various funds available to the Plan as directed by the participants. Profit sharing contributions are allocated to participants based on compensation.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution,
(b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations of the Company's contributions and forfeitures of terminated participants' nonvested accounts are based on annual compensation. Forfeitures of excess aggregate contribution, as defined, are applied to reduce the Company's contribution. Allocations of Plan earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

--------------------------------------------------------------------------------

                                  (Continued)

              COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2001
--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION (Continued)

VESTING: Participants are immediately vested in their voluntary contributions plus actual earnings therein. Vesting in the remainder of their accounts is based on years of credited service. A participant is 20 percent vested after the first year with an additional 20% vesting each year thereafter until fully vested. Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

PAYMENT OF BENEFITS: On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account (lump-sum or annual installment distribution election was available prior to January 1,
2001). Benefits payable to participants who are eligible to receive a distribution from the Plan, but have not yet been paid, aggregated $18,741 and $5,114 at December 31, 2001 and 2000, respectively.

FORFEITURES: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce Employer matching contributions. Forfeited nonvested accounts, which will be used to reduce future Employer matching contributions, were $84,955 and $30,988 for the years ended December 31, 2001 and 2000, respectively.


NOTE 2 - ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

VALUATION OF INVESTMENTS: Investments in common and mutual funds are stated at the aggregate current value as reported by the funds. The cost of investments sold is determined using the average cost method. Investments in common stocks are stated at current value based upon quoted redemption values on the last business day of the Plan's year. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

The Plan  presents  in its  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS: Contributions from employees, including any related Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.

--------------------------------------------------------------------------------

                                  (Continued)

              COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2001
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of common and mutual funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


NOTE 3 - INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan's net assets at December 31, 2001 and 2000:

                                                     2001            2000

MUTUAL FUNDS
        Janus Worldwide Fund                    $   896,536     $   454,189
        Janus Twenty Fund, Inc.                   1,663,339       1,299,161
        Janus Enterprise Fund                             -         535,762
        Janus Balanced Fund                       1,677,427       1,043,382
        Mas Mid Cap Growth Portfolio                845,219         594,189
        Victory Growth Fund                         812,832         452,110
        Victory Stock Index Fund                  1,475,237       1,540,650
        Victory Value Fund                          961,767               -
        Pimco Total Return Fund                   1,212,090         710,754

COMMON TRUST FUNDS
        Prism MaGIC fund                          3,390,384       1,527,566

--------------------------------------------------------------------------------

                                  (Continued)

              COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2001
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

        Mutual funds                            $  (1,830,069)
        Common trust funds                            164,509
        Coachmen Industries, Inc. common stock         51,398
                                                _____________
           Net depreciation                      $ (1,614,162)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 5 - TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype standardized profit sharing plan offered by the trustee, and the Internal Revenue Service has determined and informed the trustee by a letter dated March 24, 1995, that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Company has amended the Plan since receiving the determination letter; however, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

There are differences between the accompanying financial statements and the related Form 5500, Annual Return/Report of Employee Benefit Plan. These differences are primarily other liabilities which are reflected in the accompanying financial statements but not in the related Form 5500 and accrued benefits payable which are reflected in the Form 5500 but not in the accompanying financial statements.

--------------------------------------------------------------------------------

                                   (Continued)

              COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001
--------------------------------------------------------------------------------

NOTE 5 - TAX STATUS AND REPORTING (Continued)

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

                                                         2001            2000

   Net assets available for benefits per the      $  14,357,787    $  8,639,349
      financial statements
   Other liabilities                                           -           4,525
   Amounts allocated to withdrawing
      participants                                      (18,741)         (5,114)
                                                  ______________   _____________
   Net assets available for benefits per the
      Form 5500                                   $  14,339,046     $ 8,638,760
                                                  ______________   _____________

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to From 5500:

   Benefits paid to participants per the
      financial statements                        $   2,313,847
   Add:
      Other liabilities at December 31, 2000              4,525
      Amounts allocated to withdrawing
        participants at December 31, 2001                18,741
   Less:
      Other liabilities at December 31, 2001                  -
      Amounts allocated to withdrawing
        participants at December 31, 2000                (5,114)
                                                  ______________
   Benefits paid to participants per Form 5500    $   2,331,999

--------------------------------------------------------------------------------

                                  (Continued)

              COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001
--------------------------------------------------------------------------------

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

During the year ended December 31, 2001: the Plan acquired 14,584 shares of Coachmen Industries, Inc. common stock at an aggregate cost of $153,743; the Plan received 31,088 shares of Coachmen Industries, Inc. common stock, at an aggregate cost of $328,611, from the Plan sponsor as employer contributions in accordance with Plan provisions; and the Plan sold 7,856 shares of Coachmen Industries, Inc. common stock to the Company (total proceeds were $79,960 with resulting losses of $2,735). Investments in Coachmen Industries, Inc. common stock at December 31, 2001 are $453,792 (none at December 31, 2000).

The above transactions are statutorily exempt from the prohibitions against party-in-interest transactions under ERISA.

Certain plan investments are in common and mutual funds managed by the trustee as follows:

                                                        2001            2000

        Victory Funds   Victory Grown Fund          $   812,832    $   452,110
        Victory Funds   Victory Stock Index Fund      1,475,237      1,540,650
        Victory Funds   Victory Value Funds             961,767        279,783
        KeyTrust Company
          of Indiana, N.A.-
          Trustee       Prism MaGIC Fund              3,390,384      1,527,566


--------------------------------------------------------------------------------

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                             SUPPLEMENTARY SCHEDULE
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

--------------------------------------------------------------------------------


Name of Plan Sponsor:  Coachmen Industries, Inc. Retirement Plan and Trust
                       ---------------------------------------------------------
Employer Identification Number:           35-1101097
                                 -----------------------------------------------
Three-Digit Plan Number:                       001
                          ------------------------------------------------------

                                                 (c)
                                           Description of Investment
                                           Including Maturity Date,
(a)             (b)                           Rate of Interest                                         (e)
       Identity of Issue, Borrower           Collateral, Par or                    (d)                 Fair
        LESSOR, OR SIMILAR PARTY                MATURITY VALUE                    COST                 VALUE

                                        MUTUAL FUNDS

        American Funds                  Growth Fund of America (9,580 units)                           $   227,143

        Janus                           Janus Worldwide Fund (20,450 units)                                896,536

        Janus                           Janus Twenty Fund (43,249 units)                                 1,663,339

        Janus                           Janus Enterprise Fund (20,901 units)                               668,847

        Janus                           Janus Balanced Fund (85,452 units)                               1,677,427

        MAS Funds                       Mid Cap Growth Portfolio (49,169 units)                            845,219

      * Victory Funds                   Victory Growth Fund (44,417 units)                                 812,832

      * Victory Funds                   Victory Stock Index Fund (86,728 units)                          1,475,237

      * Victory Funds                   Victory Value Fund (76,696 units)                                  961,767

        Pimco Funds                     Pimco Total Return Fund (115,879 units)                          1,212,090
                                                                                                        __________
                                          Total mutual funds                                            10,440,437


                                        COMMON TRUST FUND

      * KeyTrust Company of             Prism MaGIC Fund (222,297 units)                                 3,390,384
          Indiana, N.A. - Trustee

                                        COMMON STOCKS

      * Coachmen Industries, Inc.       Coachmen Industries, Inc. (37,816 shares)                          453,792

                                        PARTICIPANT LOANS

        Participant loans               $30,495 principal amount, interest rates
                                        ranging from 6.94% to 10.50% with various
                                        maturity dates through June 2028
                                        (16 loans)                                                          30,495
                                                                                                        __________
                                          Total investments                                            $14,315,108


        *-Party-in-interest
        Note:   Form 5500 does not require cost information for participant-directed investments

---------------------------------------------------------------------------------------------------------------------




                                   SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the retirement plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                COACHMEN INDUSTRIES, INC.
                                RETIREMENT PLAN AND TRUST


July 1, 2002                    By:/S/ THOMAS J. MARTINI
                                Thomas J. Martini, Member of Retirement
                                 Plan and Trust Committee, Administrator
                                 of the Plan